EX-FILING FEES

Calculation of Filing Fees Table

SC TO-I/A
(Form Type)

CPG Cooper Square International Equity, LLC
(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Value

	Transaction Valuation		Fee Rate	Amount of Filing Fee
Fees to Be Paid	-		-	-
Fees Previously Paid	$10,225,000	(a)	0.014760%	$1,509.21	(b)
Total Transaction Valuation	$10,225,000	(a)
Total Fees Due for Filing				$0.00
Total Fees Previously Paid				$1,509.21
Total Fee Offsets				-
Net Fee Due				$0.00

(a)	Calculated as the aggregate maximum purchase price for limited liability company interests. The fee of $1,509.21 was paid by the Fund in connection with filing its Schedule TO-I. This is the final amendment to the Schedule TO and is being filed to report the results of the offer.

(b)	Calculated at 0.014760% of the Transaction Valuation.